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Regulatory Announcement

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Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	13:30 03-Oct-05
Number	0849S

SUPPL

RNS Number:0849S
Tesco PLC
03 October 2005

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Company was informed that the following Director has sold Ordinary shares of 5p each in the Company on 30th September 2005 at a price of 309.5p per share.

Director	No of Shares
Philip Andrew Clarke	96,284

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Holding(s) in Company
Released	16:37 03-Oct-05
Number	1311S

RNS Number:1311S
Tesco PLC
03 October 2005

Tesco PLC

DISCLOSURE OF INTEREST IN SHARES

The Company has today been informed by a letter dated 30 September that as at the close of business on 29 September, Barclays through various legal entities, had an interest in 378,216,770 ordinary shares of 5p each of the Company. This represents 4.82% of the share capital of the Company.

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Holding(s) in Company
Released	16:35 03-Oct-05
Number	1307S

RNS Number:1307S
Tesco PLC
03 October 2005

Tesco PLC

DISCLOSURE OF INTEREST IN SHARES

The Company has today been informed by a letter dated 30 September that as at the close of business on 29 September, Lehman Brothers through various legal entities, had an interest in 282,208,706 ordinary shares of 5p each of the Company. This represents 3.5% of the share capital of the Company.

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

END

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